Exhibit (a)(3)


                   [Gentiva Health Services, Inc. Letterhead]

May 17, 2002


Dear Gentiva Option Holder:

     We currently expect that the sale of Gentiva's Specialty Pharmaceutical Services business ("SPS Business") to Accredo Health will close on or about June 13, 2002 (sometimes referred to as the "SPS Sale"). As a holder of Gentiva options, you will have three (3) alternatives with regard to your options and may choose any combination of them, subject to the limitations described in this memorandum and the attachments. You may (1) participate, in whole or in part, in a tender offer described in the accompanying Offer to Purchase by following the procedures in that document, (2) exercise all or part of your options, including options that become exercisable upon the close of the SPS Sale, or (3) hold your options (subject to the limitations in the stock option plans), which will be revalued following the close of the SPS Sale. This memorandum summarizes these alternatives.

1. Tender Offer

     The Company's board of directors has authorized the Company to spend up to a maximum aggregate amount of $25 million to cash-out outstanding options by way of a tender offer. The period for the tender offer starts with the mailing of the enclosed materials and will close on June 20, 2002. The tender offer is conditioned, among other things, on the closing of the sale of the SPS Business.

     If you choose to participate in the tender offer, you may surrender all your options or only part of your options, but you need to tender all or none of your options within any block of options. If the number of options tendered by all option holders would result in payment by the Company of in excess of $25 million, there will be an across-the-board pro ration of all options tendered (see the details in the Offer to Purchase). The cash you receive for each tendered option accepted by the Company in the tender offer will be the difference between the market price of the Company's common stock and the option exercise price, net of tax withholding. We will establish the market price based on the average of the closing price of Gentiva stock for the five (5) consecutive trading days ending on June 12, 2002.

     There are strict procedures that you need to follow to tender your options to Gentiva and these procedures are described in detail in the accompanying Offer to Purchase. To participate in the tender offer, you must return the LETTER OF TRANSMITTAL to the Law Department no later than the close of business (5:00 p.m.) on June 20, 2002 ("TO Close Time"). You can withdraw your tendered options at any time up to the TO Close Time, but you must notify us in writing of your withdrawal


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before the TO Close Time. Please understand that Gentiva will only accept for payment and purchase a total number of validly tendered options, which results in payment by Gentiva of as close as practicable to $25 million (without exceeding $25 million). If the total options tendered for payment exceeds $25 million, Gentiva will reduce the number of options accepted in the tender offer by each option holder on a pro rata basis.

     For any of your options, which are tendered and accepted by Gentiva in the tender offer, you will no longer be entitled to any rights associated with those options. Your choices with respect to any options not tendered are discussed in the sections below.

     If you intend to participate in the tender offer, please carefully read the Offer to Purchase and the Letter of Transmittal.

2. Exercise of Options

     The Company plans to distribute substantially all the proceeds from the sale (net of certain tax obligations) to its shareholders of record as of the closing date of the SPS Sale by way of a special dividend. Thus, if you are a shareholder as of the closing date of the SPS Sale, you will receive your pro rata portion of the distribution of the proceeds of the sale of the SPS business.

     As you may know, when the SPS Sale closes, all of your unvested options will become vested and fully exercisable so long as you are employed by Gentiva on the date of the closing. To allow holders who have options that are not vested until the SPS Sale to choose to receive the special dividend, we have established a procedure allowing those option holders to pre-elect to exercise the newly vested options effective on the closing date of the SPS Sale and thereby become a shareholder of record to participate in receiving the dividend distribution. This procedure is described in the accompanying OPTION PRE-ELECTION EXERCISE LETTER. With respect to holders of vested or unvested options on the date of this letter, please note that the Company must receive your fully executed OPTION PRE-ELECTION EXERCISE LETTER and certified check for full payment of your exercise price no later than 12:00 p.m. on June 13, 2002 in order to participate in the distribution of the SPS Sale proceeds. For option holders with unvested options who pre-elect their exercise, if the SPS Sale does not close, the Company will return to you the full amount of your exercise price for the unvested options.

     As with the tender offer, there are tax consequences that result from exercising your options, and the Company will withhold payroll taxes between your exercise price and the market price of Gentiva shares upon such exercises.


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3. Holding Your Options For Revaluation

     You may choose to hold on to your options and not exercise or tender them. If you do so, your options will be revalued effective on the record date of the distribution to preserve the value that those options were worth before the dividend distribution in accordance with the stock option plan. In addition, any options which you tender that are not accepted by Gentiva for payment in the tender offer due to pro ration or otherwise will also be revalued. For example, as a simple illustration, assume that the value of Gentiva stock before the dividend distribution is $24.00. If you had 100 options at an exercise price of $6.00, you would theoretically have a value of $1,800 ($24-$6 = $18 x 100). If the post-dividend value of Gentiva stock is calculated to be $8.00 (one-third of the assumed market value of $24), then upon revaluation, you would have 300 options at an exercise price of $2.00 ($8 - $2 = $6; $6 x 300 = $1,800).

     The Company will revalue the remaining options as quickly as practicable. HOWEVER, PLEASE NOTE THAT THE COMPANY WILL IMPOSE AN ADMINISTRATIVE BLACKOUT PERIOD IMMEDIATELY AFTER THE SPS SALE TO ALLOW FOR THE REVALUATION PROCESS FOR UP TO 20 DAYS. DURING THE ADMINISTRATIVE BLACKOUT PERIOD, YOU WILL NOT BE ABLE TO EXERCISE YOUR OPTIONS. In addition, if you are no longer employed by Gentiva, you will have up to 90 days following your separation from the Company to exercise your vested options or they will be cancelled.

     If you choose to hold your options, please return the HOLD OPTION FORM no later than the TO Close Time so we can record your choice.

4. General

     This package contains the following enclosures:

     o    This cover memorandum to Option Holders;
     o A summary of your individual outstanding option holdings as reflected in our systems as of May 14, 2002;
     o    Offer to Purchase and Letter of Transmittal for the Tender Offer;
     o Option Pre-Election Exercise Letter to exercise your options, conditioned on the Closing of the SPS Sale;
     o    Hold Option Form; and
     o Joint Proxy Statement on the sale of the SPS Business for informational purposes only.



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     Any action you take with respect to your options is entirely at your election. We are not able to predict which alternative will provide the greatest value to option holders and we are not making any recommendation to option holders as to which course of action to take. You are encouraged to consult with your own financial, legal and tax advisors as well as urged to obtain current market prices for our common stock.

     PLEASE NOTE THAT IF THE COMPANY DOES NOT RECEIVE ANY COMPLETED FORMS DESCRIBED IN THIS MEMORANDUM (i.e. THE LETTER OF TRANSMITTAL, OPTION PRE-ELECTION EXERCISE LETTER, OR THE HOLD OPTION FORM) BY THE PRESCRIBED TIME, YOU WILL BE DEEMED TO HAVE SELECTED TO HOLD YOUR OPTIONS FOR REVALUATION.

     If you have any questions regarding this matter, please contact Patricia Ma at (631) 501-7403.



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